Contact

www.linkedin.com/in/john-mathis-378930163 (LinkedIn)
johnmathisfilm.com (Other)
johnmathisfilm.com (Portfolio)

Top Skills

drama directing

horror director

Film director

John Mathis

Writer/Director Feature Films: Where’s Rose, The Devil Whispered My Name, Bonded Festival Selects: BARS, Raindance, Screamfest, Torrorcordoba, River Run

London, England, United Kingdom

Summary

Director + Writer

Experience

Nonlinear studios

6 years 8 months

Film Director

March 2020 - Present (6 years 7 months)

I wrote and directed the feature film "Where's Rose".

Film Director

February 2020 - Present (6 years 8 months)

Los Angles

I wrote/directed the successful horror/thriller "Where's Rose". The film was bought by Tri-coast Entertainment and played in 130 theaters world wide before going onto all major VOD platforms. The film had it's premiere at the Raindance film festival.

Peter Werner

Screenwriter

- March 2024

Education

London Film School

Master's degree, Screenwriting · (December 2023 - September 2024)

University of North Carolina School of the Arts

Bachelor's degree, Film Directing · (September 2013 - May 2017)

London Film School

Master's degree, Screenwriting